Mail Stop 0510

      March 14, 2005

By U.S. Mail and facsimile to (330) 966-8120

Mr. Edward A. Barth
Principal Executive and Financial Officer
E and S Holdings, Inc.
5046 E. Boulevard, NW
Canton, OH 44718

Re:	E and S Holdings, Inc.
Form 10-KSB for the year ended May 31, 2004
Form 10-QSB for the period ended November 30, 2004
File No. 000-50101


Dear Mr. Barth:

      We have reviewed your response letter dated March 8, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-QSB for the Period Ended November 30, 2004

	We note your response to prior comment two.  We are unclear
how
your treatment of forgiveness of debt as a reduction of certain expense categories reflects the true economic activity of your company on an accrual basis of accounting. This treatment possibly
could lead the reader of your financial statements to the
conclusion
that your wage expense from June 20, 2001 through November 30,
2004
would be $26,400. While on a cash basis this may be correct, it would not reflect the true cost of doing business without the forgiveness of debt by related parties. Footnote 1 of paragraph
20
of ABP 26 clearly states that a forgiveness of debt by a related party should be considered to be a capital transaction.
Therefore,
please amend your Form 10-QSB for the period ended November 30,
2004
to properly account for the forgiveness of debt.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563
or, in her absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief



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Mr. Edward A. Barth
March 14, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE